[redacted]

SEC Mail Processing Section
FEB 22 2013
Washington DC
401

13011666

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albright Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 New York Avenue, NW, Suite 900
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory B. Bowes **202-370-3500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *of individual, state last, first, middle name*)

3 Bermudiana Road	**Hamilton**	**Bermuda**	**HM11**
(Address)	(City)	(State)	

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ✓ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gregory B. Bowes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Albright Securities LLC, as of February 13, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLYSON B. SIMPSON NOTARY PUBLIC DISTRICT OF COLUMBIA

Signature

Managing Principal
Title

Notary Public

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 13 day of February, 2013
Notary Public, D.C.
My commission expires August 14, 2013

ALLYSON B. SIMPSON
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires August 14, 2013

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Statement of Financial Condition

Albright Securities LLC
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Albright Securities LLC

Statement of Financial Condition

Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 3
Notes to Statement of Financial Condition 4

ERNST & YOUNG

Ernst & Young Ltd.
#3 Bermudiana Road
Hamilton HM08, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Direct: +1 441 295 7000
Direct Fax: +1 441 295 5193
www.ey.com/bermuda

Report of Independent Registered Public Accounting Firm

The Managing Member
Albright Securities LLC

We have audited the accompanying statement of financial condition of Albright Securities LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

ERNST & YOUNG

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albright Securities LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Ltd.

February 13, 2013

Albright Securities LLC

Statement of Financial Condition
(Expressed in United States Dollars)

December 31, 2012

Assets		
Cash	$	16,938
Prepaid expenses		1,236
Total assets	$	18,174
Liabilities and member's equity		
Liabilities		
Accounts payable and accrued expenses	$	800
Total liabilities		800
Member's equity		
Capital		222,614
Deficit		(205,240)
Total member's equity		17,374
Total liabilities and member's equity	$	18,174

See accompanying notes.

(Expressed in United States Dollars)

1. Operations

Albright Securities LLC (the Company) is a limited liability company that was formed in the state of Delaware in January 2005, and commenced operations on June 1, 2005. The Company registered as a broker dealer with the Securities and Exchange Commission (SEC) on January 11, 2006, and was approved for membership by the Financial Industry Regulatory Authority (FINRA) on the same date. The Company is a wholly-owned subsidiary of Albright Capital Management LLC (ACM). ACM focuses on the emerging markets and launched its flagship private fund (the Flagship Fund) in January 2007. The Company was formed primarily to serve as the private placement agent in connection with one or more private funds sponsored by ACM.

The Company's activities are limited to acting as a private placement broker and it operates at the $5,000 net capital level. It neither carries customer accounts nor holds customer cash or securities and is exempt from the reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. The Company does not act as a dealer or market maker. It has not executed any securities transactions since it commenced operations.

Pursuant to the terms of the Limited Liability Company Agreement (the Agreement) dated January 28, 2005, the Company may be dissolved, and its affairs wound up upon the first to occur of the following: (i) the written consent of ACM, (ii) at any time there are no members of the Company, unless the business of the Company is continued in a manner permitted by the Delaware Limited Liability Act (the Act), (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (iv) the occurrence of any other event resulting, under non-waivable provisions of the applicable law, in the dissolution of the Company.

In accordance with the Agreement, except as otherwise provided by the Act, the debts and obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and ACM shall not be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a member of the Company.

2. Significant Accounting Policies

The accompanying statement of financial condition have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The significant accounting policies are as follows:

Cash

Cash comprises cash in bank.

Income

Income is recognized as earned on an accrual basis.

Expenses

Expenses are recognized on an accrual basis.

Financial Instruments

The fair values of the Company's assets and liabilities that qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, *Financial Instruments*, approximate the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(Expressed in United States Dollars)

2. Significant Accounting Policies (continued)

Taxation

No provision for federal and state income taxes has been made since the Company is not a taxable entity. ACM is individually liable for the taxes on its share of the Company's income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2012, the Company did not have any unrecognized tax liabilities.

The Company recognizes interest and penalties, if any, related to unrecognized tax exposures as income tax expense in the statement of operations. During the year, the Company did not accrue any interest or penalties.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2012, the Company had net capital of $16,138, which exceeded the required net capital by $11,138. At December 31, 2012, the Company had a ratio of aggregate indebtedness to net capital of 0.05 to 1.

On January 20, 2012, ACM made cash contribution of $20,000 to provide the Company with additional working capital.

4. FOCUS (Form X-17a-5) Report

A copy of the Company's most recent, quarterly unaudited FOCUS (Form X-17a-5) Report (December 31, 2012) is available for examination at the principal office of the Company and at the regional office of the SEC.

5. Related-Party Transactions

For the year ended December 31, 2012, the Company shared office space with ACM. In accordance with an expense sharing agreement between the Company and ACM, ACM has not allocated rent, overhead, executives' salaries, audit and tax service expenses, and other miscellaneous office expenses to the Company, as it has not generated revenue during the year. ACM will not commence allocating expenses to the Company until the first month during which the Company generates material revenues. In accordance with provisions of SEC Rule 17a-3(a)(1) and (a)(2), the Company monitors and maintains a separate record of such expenses. For the year ended December 31, 2012, such expenses amounted to $54,645.

ACM has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses.

6. Subsequent Events

Subsequent events have been evaluated from January 1, 2013 through February 13, 2013, the date the financial statements were available to be issued.